Mail Stop 4561   December 4, 2008

Via U.S. mail and facsimile
Kenneth E. Thompson
Senior Vice President, General Counsel and Corporate Secretary
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686

       Re: **Verisk Analytics, Inc.**
                Amendment No. 2 to Form S-1
                Filed November 21, 2008
                File No. 333-152973

Dear Mr. Thompson:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Liquidity and Capital Resources

Contractual Obligations, page 44

1.   We note from your disclosures on page F-19 that you have experienced a significant increase in your unfunded liability for pension and postretirement benefits during the nine months ended September 30, 2008. Please tell us what consideration you gave to discussing the impact of the Pension Protection Act of 2006 on the funding requirements for your pension and postretirement benefit plans. See Instruction 5 to paragraph (a) and Instruction 7 to paragraph (b) of Item 303 of Regulation S-K.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 45

2.   We reissue prior comment number 3 from our letter dated October 21, 2008. Please provide us with the requested information upon determination of your IPO price.

Executive Compensation

Compensation Discussion and Analysis

Base Salary, page 77

3.   We note your statement that it is your practice to maintain salaries at a level that you believe is below the prevailing range for similar positions. Expand your disclosure to clarify how you determine the prevailing range and how far below the range that the NEO's salaries fall.

Annual Cash Incentive Awards, page 78

4.   We note your response to our prior comment 5 and your statement that the committee has the discretion to increase or decrease the size of the STI pool to account for specific considerations applicable to a particular year. Finally we note your statement on page 79 that you established the STI pool at 84% of the maximum STI amount and the LTI pool at 76% of the maximum LTI amount. To give context to these statements, please expand your discussion to state how, and when, you initially determine the maximum STI and LTI amounts that may be payable in any one year. Provide examples of the types of considerations that would cause the committee to increase or decrease the size of the STI pool (and LTI pool if applicable) in any given year. Clarify the difference between the STI and LTI pools and the STI and LTI maximum amounts.

Analysis of 2007 Variable Compensation, page 79

5.   We note your response to our prior comment 6.   To give context to your discussion, please disclose the 2007 salary targets established for each NEO regarding the STI and LTI awards and the actual percentage awards made to each NEO so an investor can better understand how the committee viewed the NEO's contribution to the company.

6.   State the maximum STI and LTI amounts established for 2007. Further explain why you established the STI pool for 2007 at 84% of the maximum amount.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Shannon at (202) 551-3299 or, in his absence, Mark Kronforst, Accounting Branch Chief, at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, the undersigned at 202-551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Richard J. Sandler, Esq. (by facsimile, 212-450-3800)